Filed Pursuant to Rule 424(b)(3)
Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 4
DATED NOVEMBER 27, 2002
TO
PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002 and October 17, 2002, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

On November 27, 2002, we raised approximately $3.5 million through a private placement of common stock. A total of 1,346,154 shares of our common stock were sold to a group of institutional and accredited investors led by a significant existing investor at a price of $2.60 per share, pursuant to the terms of a Securities Purchase Agreement and Common Stock Warrant.

The investors were also issued 5-year warrants to purchase an aggregate of 806,400 shares of our common stock exercisable at $3.60 per share. Subject to certain exclusions, the price at which the warrants are exercisable is subject to adjustment if we issue shares of common stock for less than the exercise price of the warrants at the time such additional shares of our common stock are issued. The shares excluded from the price adjustment provision include, among certain others:

•	additional shares of our common stock issued in connection with a recapitalization, reorganization, consolidation, merger or sale of the company; and

•	additional shares of our common stock issued as stock dividends, subdivisions and combinations of our common stock.

Neither the common stock nor the warrants issued in the financing have been registered for sale under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such act or applicable exemption from the registration requirements of such act. The Company did not grant any registration rights in connection with this financing.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is November 27, 2002.